[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 5, 2014

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Vocus, Inc.

Amended Schedule 14D-9 filed April 30, 2014

SEC File No. 005-81364

Dear Mr. Duchovny:

I am writing on behalf of Vocus, Inc. (the “Company”) in response to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated May 1, 2014 (the “Comment Letter”) with respect to the Solicitation/Recommendation Statement on Schedule 14D-9 and Amendment No. 1 thereto, as filed with the Commission on April 18, 2014 and April 30, 2014, respectively (the “Schedule 14D-9”).

This letter and the Company’s Amendment No. 2 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”) are being filed with the Commission electronically via the EDGAR system today. In addition to making the EDGAR filings, we are delivering a hard copy of this letter along with a courtesy copy of the Schedule 14D-9 Amendment.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter.

Daniel F. Duchovny

May 5, 2014

Background and Reasons for the Company Board’s Recommendation, page 13

1.	We reissue prior comment 2, in which we requested detailed disclosure regarding the referenced.

Response: In response to the staff’s comment, the Company has revised the disclosure under “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” beginning on page 1 of the Schedule 14D-9 Amendment.

Certain Company Projections, page 33

2.	We note your response to prior comment 4. Please provide us supplementally with the entire set of projections provided to Stifel.

Response: As requested, the entire set of projections provided to Stifel, Nicolaus and Company, Incorporated is being provided to the Commission staff supplementally under separate cover.

*     *     *     *     *

We hope that the foregoing has been responsive to the staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4815.

Very truly yours,

/s/ Margaret A. Brown

Margaret A. Brown

cc:	Stephen A. Vintz, Executive Vice President and Chief Financial Officer of Vocus, Inc.

Edward Sonnenschein, Latham & Watkins LLP

Bradley C. Faris, Latham & Watkins LLP